curastory

Pre-Seed Deck

Empowering **creators** to tell their own stories.

Helping **buyers** find quality video content for their brand.



PROBLEM

Content ownership is a significant issue + desire for creators that have influential followings.

Digital marketers are frustrated with current paid advertising channels and prefer content marketing.

Streaming platforms are raising more debt than ever before to spend on content creation.

No easy way exists to find quality content to license from influential creators.

SOLUTION

An online marketplace where content creators upload video content for media buyers to license.



Own Content

Creators fully own their content within the listings.



Content Marketing

Digital marketing buyers have their brand logos / awareness ingested within creator video content in exchange for attribution across channels.



Save Money

Streaming platform buyers save more of their content budget with licensed shows from creators instead of original programming due to decentralization.



Connected

All problem touchpoints are alleviated through the ease of a connected content marketplace.



Market Research

MARKET SIZE

Total Addressable



$1 Trillion

mass media*
+
digital ad spending*

Serviceable Addressable



$31 Billion

streaming content*
+
open platform digital ad spending*

Serviceable Obtainable



$782 Million

2.5% of licensed streaming content
+
2.5% of open platform digital ad spending

*Statista, PwC

MARKET VALIDATION

Instagram



196,000

#ad or #sponsored tagged content **over 3 months***

Netflix



70%

licensed programming in **2018**

*CrowdTangle

MARKET ADOPTION



Strategic Partnerships

Exclusively starting with athletes, comedians, and musicians that have brand managers for content creation.



Digital Leads

Email the business accounts of all creator posted content tagged as #ad or #sponsored content to apply to be a Curastory curator.



Network Effects

Allow creators to also be buyers in the marketplace to promote their own content marketing campaigns within other creators' content.



Product

Content listing upload

A creator uploads video content for a listing.



curastory
Buy Content
Explore
My Content
Stats
Help
Upload Content
Drag & Drop Your Files
Or Choose Files
Needs Review
Video Name
Video Name
Video Name
Select A Brand
$XXX.XX
Accept Bid
View More

Buyer browses listings

A content marketing or streaming platform buyer browses appropriately tagged video content listings.



curastory
Curator
Explore
Purchased
My Bids
Stats
Calendar
Help
Search
Length
Engagement
Price
Featured Content
Article
Video Name
View More
Content Closing Soon
Article
Video Name
View More

Buyer bids on a listing

A content marketing or streaming platform buyer bids on a video content listing.*


curastory
Curator
Explore
Purchased
My Bids
Stats
Calendar
Help
Back
Video Name
Time left to Bid
1 Day 10 Hours 00:00:00
YouTube
@handle
Engagement
SELECT
Price $$$
Ghost
LinkedIn
Medium
Total Amount $0
PLACE A BID
Lorem ipsum dolor sit amet, consectetur adipiscing elit, sed do eiusmod
Posted by Curator Name
Joined Sept 2019
Lorem ipsum dolor sit amet, consectetur adipiscing elit, sed do eiusmod tempor incididunt ut labore et dolore magna aliqua. Ut enim ad minim veniam, quis nostrud exercitation ullamco laboris nisi ut aliquip ex ea commodo consequat. Duis aute irure dolor in reprehenderit in voluptate velit esse cillum dolore eu fugiat nulla pariatur. Excepteur sint occaecat cupidatat non proident, sunt in culpa qui officia deserunt mollit anim id est laborum.
Comentary
Social Impact
Lorum
Lorum
Lorum

*Content marketing buyer example

What is Content Marketing?

An example of She Is Media content monetized by content marketing buyer IF/THEN.





Content intro / outro

During content

Content Attribution

Content marketing buyers stress less about calculating attribution of video content campaigns.

Content Consumers   Buyer Site / App



Visits
Purchases
Conversions
*Return on
Content Spend %*

Content engagement through RSS feeds are tracked for attribution for the first 30 days from the content posting

BUSINESS MODEL

we take a 10% commission on each marketplace transaction

$782 Million

Content Listings with Curastory

5% of Available Market



$900 Average Fee

$9,000/listing

for creator with 1M+ proj. engagements
(avg. $25-30 / 1000 engagements)

$270 Million

Revenue

Projected by 2024*

*All values are modeled, financial projections and not guaranteed * -- request for 1→3 year projections

TEAM, ADVISORS, + STRATEGICS



Tiffany Kelly
Founder & CEO
Former ESPN, NBA



Austin Schiffer
Lead UX Designer
Former USOC



Astasia Williams
Content Lead
Former NFL, MLS



D'Bria Bradshaw
Legal Affairs Lead
Former NCAA



Jamie Lund
Advisor
Polyphonic & Co



Maisha Leek
Advisor
Human Ventures



Strategic 1



Strategic 2



*Tacklebox
Accelerator*



*Wefunder
Crowdfunding*

Only 4 Strategic seats at the table for our Pre-Seed Raise

Key Customers

"It is really difficult getting our content to and in front of people who want it. We have to make sure there is no disconnect between our content and our audience."

- NFL Player

CONTENT CURATORS

A curator scorecard will be used to evaluate if a creator is a fit for the Curastory content marketplace.

SCORE	CLASSIFICATION	CURATOR NETWORK Weight - 15%	RELEVANCE Weight - 30%	CREATIVITY Weight - 20%	AUTHENTICITY Weight - 20%	TALENT Weight - 15%
5	Strong match					
4	Good match	Curator has strong industry relationships to supplement the content brainstorm process and further amplify content.	Curator has a large following and high engagement ratio across multiple platforms.	Curator possesses the ability to create compelling content.	Curator creates content authentic to their personal brand story.	Curator possesses talent with the ability to create content and compel audiences.
3	Potential match					
2	Fair match	**Score 5 to 1**	**Score 5 to 1**	**Score 5 to 1**	**Score 5 to 1**	**Score 5 to 1**
1	Poor match					

Accepted ➔ 25 – 16, > 3.5 weight   **Waitlisted** ➔ 15 – 10, > 2.5 weight   **Declined** ➔ < 10, < 2.0 weight

"Insights that we want are not aggregated across platforms. We need a platform that builds these analytics through user consideration and aggregation."

- Blavity Marketing Executive

CURATOR SEGMENTATION

After scorecard calculation, we then segment acceptance of curators into the platform by 3 groups.

Year 1	Years 2 – 3	Years 3 – Exit
First Gen Curators	**Second Gen Curators**	**Third Gen Curators**
❖ Athletes, Musicians, Comedians ❖ Educational Creatives ❖ On-Camera Personalities	❖ Macro, Micro, Nano ❖ Social Media Influencers	❖ Actors ❖ Filmmakers ❖ Screenwriters ❖ General Public Storytellers

"If someone ever tries to pitch us a content idea, we always have to say, 'I can't listen to your idea, I'm sorry.'"

- Netflix Content Data Executive

Competition



COMPETITIVE ADVANTAGE



First to Market

for transaction-based content monetization



Ease of Use

search by content, engagements, and price



Quality Content

closed ecosystem of accepted content curators



Buyer Verification

account verification of buyers to ensure brand identity



Authenticity

stories curators want to tell instead of inflated branded content



Listings

the art of bidding for content through negotiations done with 3-clicks



Curator Incentive

they can make money on top of platforms like YouTube.com



Attribution

unique identifiers assigned to content consumers that visit brand websites

Why Fund Us?

# TRACTION

We have had over **100 user sign ups** from...



Agents, Talent + Players



Players



Players



Agents + Players



Agents + Players



Marketing Executives



Content Data Executives



Content Data Executives



Marketing Executives

...and we are talking to more users everyday to build quickly.

WHY NOW?

 The biggest names in entertainment have **abandoned publishers for their own media networks**, such as Tom Brady, Odell Beckham Jr., Alex Morgan, Will Smith, and many more.

 Over **100+ digital streaming services have been created** for content ranging from podcasts, articles, movies, and series since 2017.

 Streaming platforms **increased their content budget by $11.5 billion** since 2017.

 By 2021, NCAA student athletes can now monetize their name, image, + likeness through their content for the **first time in history.**

 **The future of content is connected** – 52% of podcasts are found through *video* and 46% through *social media* with Gen Z and millennial audiences.

USE OF FUNDING



**$300,000
Needed**

% breakdown included



Web App, *35%*

fully functional site



Full-Time Builders, *50%*

developer, data
scientist, and designer



Launch, *15%*

by Quarter 1 2020



500 Curators

from Segment 1
by end of Year 1



1,500 Listings

uploaded from curators
by end of Year 1



$1,200,000 GMV

by end of Year 1

MEDIA COVERAGE









Tell your own story.
Find quality video content.